Gold + Bern LLC
(dba All Better Co)
(a California Limited Liability Company)

Reviewed Financial Statements
As of the years ended December 31, 2023
and December 31, 2022

Reviewed by:



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Gold + Bern LLC
(dba All Better Co)

Table of Contents





Independent Accountant's Review Report

April 10, 2024
To: Board of Directors of Gold + Bern LLC (dba All Better Co)
Attn: Merav Goldman, CEO
Re: 2023-2022 Financial Statement Review– Gold + Bern LLC (dba All Better Co)

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of Gold + Bern LLC (dba All Better Co) (the "Company"), which comprise the balance sheet as of December 31, 2023 and the related statements of income, equity, and cash flows for the period of January 1, 2023 through December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Gold + Bern LLC (dba All Better Co) for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
April 10, 2024





GOLD + BERN LLC
BALANCE SHEETS
As of December 31, 2023 and 2022
(Unaudited)

ASSETS		2023		2022
Current Assets				
Cash and cash equivalents	$	16,212	$	25,923
Accounts Receivable		1,694		-
Inventory		79,898		61,889
Prepaids		-		261
Related Party Receivable		81,500		-
Total Current Assets		179,304		88,073
Total Assets	$	179,304	$	88,073
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities				
Accounts payable & accrued expenses	$	44,328	$	34,351
Related Party Loans		215,000		15,000
Loans Payable		10,708		19,967
Total Current Liabilities		270,036		69,318
Total Liabilities		270,036		69,318
Members' equity				
Member Capital		116,335		82,270
Simple Agreements for Future Equity		393,628		248,129
SAFE Receivable		(100,000)		-
Retained Earnings		(500,696)		(311,644)
Total Members' Equity		(90,732)		18,755
Total Liabilities and Members' Equity	$	179,304	$	88,073

The accompanying footnotes are an integral part of these financial statements.

GOLD + BERN LLC
INCOME STATEMENTS
For the Years Ended December 31, 2023 and 2022
(Unaudited)

	2023	2022
Revenues	$ 51,329	$ 34,836
Cost of revenues	11,020	10,193
Net Profit	40,309	24,643
Operating Expenses		
Advertising and marketing	68,165	178,282
General and administrative	30,458	34,897
Professional services	143,315	36,237
Total Operating Expenses	241,939	249,415
Other Income		
Other income/expense	15,000	-
Interest expense	(2,423)	(958)
Total Other income (expense)	12,577	(958)
Net Income (Loss)	$ (189,052)	$ (225,731)

The accompanying footnotes are an integral part of these financial statements.

GOLD + BERN LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For the Years Ended December 31, 2023 and 2023
(Unaudited)

	Member Capital	Simple Agreements for Future Equity	SAFE Receivable	Retained Earnings/ (Accumulated Deficit)	Total Members' Equity
Balance as of December 31, 2021	$ 33,913	$ 85,500	$ -	$ (85,913)	$ 33,500
Member Contributions	48,358	-	-	-	48,358
Issuance of SAFE Notes	-	162,629	-	-	162,629
Net loss	-	-	-	(225,731)	(225,731)
Balance as of December 31, 2022	82,270	248,129	-	(311,644)	18,755
Member Contributions	34,065	-	-	-	34,065
Issuance of SAFE Notes	-	145,500	(100,000)	-	45,500
Net loss	-	-	-	(189,052)	(189,052)
Balance as of December 31, 2023	$ 116,335	$ 393,628	$ (100,000)	$ (500,696)	$ (90,732)

The accompanying footnotes are an integral part of these financial statements.

GOLD + BERN LLC
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2023 and 2023
(Unaudited)

	2023	2022
Cash Flows from Operating Activities		
Net Income (Loss)	$ (189,052)	$ (225,731)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization		
Changes in operating assets and liabilities:		
Accounts receivable	(1,694)	-
Inventory	(18,009)	(35,986)
Prepaids	261	(261)
Accounts payable & accrued expenses	9,978	33,952
Net cash provided by (used in) operating activities	(198,517)	(228,026)
Cash Flows from Investing Activities		
Net cash used in investing activities	-	-
Cash Flows from Financing Activities		
Related Party Loans	118,500	15,000
Loans Payable	(9,259)	19,967
Issuance of Safe Notes	45,500	162,629
Members Capital	34,065	48,358
Net cash used in financing activities	188,805	245,954
Net change in cash and cash equivalents	(9,711)	17,928
Cash and cash equivalents at beginning of period	25,923	7,995
Cash and cash equivalents at end of period	$ 16,212	$ 25,923
Supplemental information		
Interest paid	2,423	958
Income taxes paid	-	-

The accompanying footnotes are an integral part of these financial statements.

GOLD + BERN LLC (DBA ALL BETTER CO.)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 AND 2022
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Gold + Bern LLC (dba All Better Co.) (which may be referred to as the "Company", "we," "us," or "our") was registered in California on October 28, 2020. The Company is a modern first aid brand that makes plant-based topical solutions to treat bites, bumps, sunburns, and bandages. The Company's headquarters are in Encino, California and began operations in 2022.

Since Inception, the Company has relied on the issuance of SAFE notes and contributions from members to fund its operations. The Company will likely incur losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign and funds from revenue-producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these unforeseen events that may impact the Company's ability to continue to fund its operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses as a result of cash in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Receivables and Credit Policy

Trade receivables from wholesale customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances.

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first out (FIFO) method.

Prepaid Expenses

The Company capitalizes payments for future goods or services to be expensed over the course of their usefulness. Such assets are expected to be recognized in the next twelve months and thus included in current assets on the balance sheets.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2023 the Company had no fixed assets.

GOLD + BERN LLC (DBA ALL BETTER CO.)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 AND 2022
(UNAUDITED)

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2023 and 2022.

Revenue Recognition

The Company recognizes revenue in accordance with FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by selling plant-based topical solutions to treat bites, bumps, sunburns and bandages. The Company's payments are generally collected upfront, but some are on a Net 30 or Net 45 term. The Company has no deferred revenue on December 31, 2023 and 2022, for orders that have been paid but the performance obligations have not been met.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Stock Based Compensation

Deferred cash compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period.

Other Income

In 2023, the Company worked on TV show and received a $15,000 stipend. The company categorized the amount received as other income on the income statement.

Recent Accounting Pronouncements

GOLD + BERN LLC (DBA ALL BETTER CO.)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 AND 2022
(UNAUDITED)

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. The company evaluated the effect that the updated standard will have on the financial statements and related disclosures, noting no impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INVENTORIES

On December 31, 2023, and December 31, 2022 inventories were $79,898 and $61,889 respectively. Inventories consist of finished goods.

NOTE 4 – LOANS

Line of Credit

In 2022 the Company entered into a revolving line of credit agreement. The agreement provides for an advance of up to $24,400. The term of the credit line can be 6 months or 12 months, with fees varying for each. In 2022, the Company drew $24,400 on the line of credit and subsequently repaid the amount in 2023. In 2023, the Company drew an additional 10,000 on the line of credit. As of December 31, 2023 and 2022 the outstanding balance on the line of credit was $10,708 and $19,967, respectively.

NOTE 5 – RELATED PARTY

From time to time the Company takes advances from members and related parties. In 2022 the Company had a $15,000 advance from its founder. These advances have no interest rate or specified maturity date.

In 2023, the Company entered into a promissory note for $100,000. The funds related to the note were not transferred into the business account but rather maintained by the Company's investor, as such a receivable balance was also recorded with this transaction whose balance is reduced as Company expenses are paid through the funding account. Repayment of the note is due upon the Company raising at least $100,000 under a Reg CF and/or REG A offering.

Additionally, in 2023 the company entered into a consulting agreement with an investor for a fee of $100,000. The fee was deemed earned up the execution of the agreement and payment will be due and payable upon the Company raising $200,000 in investments.

As of December 31, 2023, and 2022, the balance of the loans from related parties was $215,000 and $15,000, respectively and, receivable balance of $81,500 and $0, respectively.

GOLD + BERN LLC (DBA ALL BETTER CO.)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 AND 2022
(UNAUDITED)

In 2023, $100,000 in SAFEs were issued by the above investor who also held the cash funds for expense approval prior to Company expenditure disbursement. This full balance is recorded as a SAFE receivable as of December 31, 2023 as funds have not been used yet.

NOTE 6 – INCOME TAXES

The Company is a limited liability company, treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements.

NOTE 7 – MEMBERS' EQUITY

The Company has authorized 1,000,000 units designated as common units and 1,000,000 units designated as preferred units. As of December 31, 2023, and 2022, the Company had 500,000 common units and 0 preferred units issued and outstanding.

Additional Paid-In Capital – SAFEs

Prior to 2022, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $85,500.

In 2023 and 2022 the Company issued an additional $145,500 and $162,629 SAFEs, respectively. The SAFEs were automatically convertible into common units on the completion of an equity financing event ("Qualified Financing"). The conversion price is the lesser of 80% or 85% of the price per unit of preferred units received by the Company in a Qualified Financing or the price per share equal to the quotient of a valuation of $6,000,000-$8,000,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing.

As of December 31, 2023 all SAFEs remain outstanding and $100,000 of SAFEs funding receivable are outstanding as the investor monitors spending for approval prior to disbursement (see Note 5).

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2023.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Additional Paid-In Capital – SAFEs

In 2024, the Company issued an additional SAFE for $10,000.

Line of Credit

In 2024, the Company drew an additional $13,300 on the revolving line of credit.

Management's Evaluation

Management has evaluated subsequent events through April 10, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.